Exhibit 99.1

Attention Business/Financial Editors:
CAE reports second quarter earnings

     TORONTO, Nov. 6 /CNW/ — (TSX:CAE; NYSE:CGT) — CAE today reported earnings from continuing operations for the second quarter ending September 30, 2002 of C$23.3 million, or 11 cents per share, compared to C$34.3 million (or 16 cents per share) in the prior year period. Net earnings were also C$23.3 million.

     Consolidated revenue from continuing operations totaled C$252.3 million in the second quarter, compared to C$255.1 million in the prior year.

     The year-over-year decrease in both earnings and revenue is attributable to a decline in the sale of full flight simulators by the Civil Simulation and Training unit (“Civil”), partially offset by top and bottom line growth in both the Military Simulation and Training (“Military”) and Marine Controls (“Marine”) divisions.

     Year-to-date earnings from continuing operations of 28 cents per share (C$60.6 million) were 3 cents per share below last year’s results, while first half revenue of C$528.1 million increased C$30.9 million, or 6% from the prior year.

     Operating margins were 17% in the second quarter and, in line with full year expectations, 20% year-to-date. Backlog at September 30 stood at C$2.4 billion compared to C$2.5 billion at June 30.

     Civil’s second quarter operating earnings declined C$16.6 million from the prior year to C$19.9 million. Revenue declined C$25.8 million to C$104.4 million. The decreases are attributable to continuing weakness in the full flight simulator market, with Civil having won 4 of the 7 competed orders year-to-date. Reduced equipment sales were offset by increased training revenues generated through the expansion of CAE’s training network via organic growth and the acquisition of the Schreiner and SimuFlite operations. Civil continued to execute its training strategy, adding 11 more simulators to its installed base since June 30 to reach 74 as of today, with plans to exceed 80 by the end of the fiscal year. Civil also concluded a number of long-term training contracts, signed a cooperation agreement with Airbus and has entered into a new joint venture on training with China Southern.

     Military’s revenue increased by 12% in the second quarter, while operating earnings increased 22% from the prior year to C$16.2 million. These improvements were due primarily to an early delivery bonus on the E3 AWACS aircraft program, higher activity on the Medium Support Helicopter program and cost containment measures. During the quarter, Military secured a series of training service and maintenance contracts in the U.S., as well as GESI land systems’ contracts in Europe.

     Marine generated second quarter operating earnings of C$7.2 million — 41% ahead of last year. Revenue for the quarter also increased 41% to C$39.3 million. This growth is attributable to the contribution from the U.K. Astute submarine training program, organic growth in its longstanding naval controls business and a growing contribution from the commercial marine business.

     CAE’s cash and short-term investment balances increased by C$3.2 million to C$70.4 million during the second quarter, while total debt (current and long term) was reduced by C$35.0 million. The positive cash flow resulted from C$25.0 million in proceeds from the disposition of one forestry systems business and sale and leaseback transactions generating C$92.2 million. These proceeds were offset by C$57.8 million of capital expenditures, most of which relate to training centre initiatives.

     Commenting on the second half outlook for the Company, CAE'S president and CEO Derek H. Burney, stated, “Additional cost reductions, an increasing contribution from our Military and Marine units and an improving performance from Civil should enable us to meet our publicly-stated expectations.”

     CAE is a global leader in providing advanced simulation and controls equipment and integrated training solutions for customers in the civil aviation, military and marine markets. With annual revenues in excess of C$1 billion, CAE employs more than 6,000 people in Canada, the United States and around the globe.

     This news release includes forward-looking statements that are based on certain assumptions and reflect CAE’s current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in CAE’s materials filed with the securities regulatory authorities in Canada and the United States from time to time. CAE disclaims any intention or obligation to update or revise any forward-looking statements.

     High-resolution downloadable photos are available in our Photo Gallery in the Newsroom section of our Web site: www.cae.com/photos.

Consolidated Statements of Cash Flow

	three months ended		six months ended
	September 30		September 30
	(unaudited)		(unaudited)
(amounts in millions
of Canadian dollars)	2002	2001	2002	2001

Operating activities
Earnings from continuing operations	$23.3	$34.3	$60.6	$67.3
Adjustments to reconcile earnings to cash flow from operating activities:
Amortization	14.8	7.4	33.1	13.5
Future income taxes	0.8	5.9	5.4	11.7
Investment tax credit	(3.9)	(5.5)	(7.8)	(9.5)
Other	1.0	(1.0)	(7.0)	(4.5)
Increase in non-cash working capital	1.8	9.9	(78.4)	(86.0)

Net cash provided by (used in) continuing operating activities	37.8	51.0	5.9	(7.5)

Investing activities
Purchase of businesses	—	(293.0)	—	(418.6)
Proceeds from disposition of businesses	25.0	—	25.0	10.4
Short-term investments	6.4	—	13.4	122.8
Capital expenditures	(57.8)	(65.7)	(130.9)	(108.5)
Proceeds from Sale and Leaseback of assets	92.2	42.6	92.2	42.6
Development costs	(3.9)	(8.2)	(8.6)	(18.3)
Deferred pre-operating costs	(3.7)	—	(5.8)	—
Other assets	(12.0)	(2.4)	(13.6)	(9.0)

Net cash provided by (used in) continuing operating activities	46.2	(326.7)	(28.3)	(378.6)

Financing activities
Proceeds of long-term debt	72.3	336.9	151.3	353.1
Repayments of long-term debt	(142.4)	—	(148.3)	—
Dividends paid	(6.6)	(6.5)	(13.1)	(11.9)
Common stock issuance	1.4	0.4	3.4	1.8
Other	(4.0)	(0.9)	(4.9)	(1.5)

Net cash (used in) provided by continuing financing activities	(79.3)	329.9	(11.6)	341.5
Net cash provided by (used in) discontinued activities	2.3	(2.6)	2.6	11.1
Effect of foreign exchange rate changes on cash	2.6	1.9	5.1	(2.0)

Net decrease in cash	9.6	53.5	(26.3)	(35.5)
Cash at beginning of period	52.9	67.8	88.8	156.8

Cash at end of period	$62.5	$121.3	$62.5	$121.3

Consolidated Statements of Earnings

	three months ended		six months ended
	September 30		September 30
	(unaudited)		(unaudited)
(amounts in millions of
Canadian dollars, except
per share amounts)	2002	2001	2002	2001

Revenue
Civil Simulation and Training	$104.4	$130.2	$239.9	$247.0
Military Simulation and Training	108.6	97.1	214.6	202.4
Marine Controls	39.3	27.8	73.6	47.8

	$252.3	$255.1	$528.1	$497.2

Operating earnings
Civil Simulation and Training	$19.9	$36.5	$57.6	$68.7
Military Simulation and Training	16.2	13.3	34.8	28.6
Marine Controls	7.2	5.1	13.6	8.8

Earnings from continuing operations before interest and taxes	43.3	54.9	106.0	106.1
Interest expense, net	9.1	5.1	16.9	7.1

Earnings from continuing operations before income taxes	34.2	49.8	89.1	99.0
Income taxes	10.9	15.5	28.5	31.7

Earnings from continuing operations	$23.3	$34.3	$60.6	$67.3
Results of discontinued operations	—	3.3	—	4.7

Net earnings	$23.3	$37.6	$60.6	$72.0

Earnings and diluted earnings per share from continuing operations	$0.11	$0.16	$0.28	$0.31

Net earnings and diluted net earnings per share	$0.11	$0.17	$0.28	$0.33

Average number of shares outstanding	219.4	217.5	219.4	217.5

Consolidated Statements of Retained Earnings

	three months ended		six months ended
	September 30		September 30
	(unaudited)		(unaudited)
(amounts in millions
of Canadian dollars)	2002	2001	2002	2001

Retained earnings at beginning of period	$471.2	$350.2	$446.8	$321.2
Adjustments for changes in accounting policies	—	(5.3)	(6.4)	(5.3)
Net earnings	23.3	37.6	60.6	72.0
Dividends	(6.6)	(6.5)	(13.1)	(11.9)

Retained earnings at end of period	$487.9	$376.0	$487.9	$376.0

Consolidated Balance Sheets

	as at	as at
(amounts in millions	September 30	March 31
of Canadian dollars)	2002	2002

	(unaudited)	(audited)
Assets
Current assets
Cash	$62.5	$88.8
Short-term investments	7.9	21.3
Accounts receivable	374.2	378.2
Inventories	138.1	130.9
Prepaid expenses	14.4	9.9
Income taxes recoverable	17.4	15.8
Future income taxes	28.2	28.9

	642.7	673.8
Assets of discontinued operations	66.6	123.8
Property, plant and equipment, net	916.1	838.5
Future income taxes	73.8	74.1
Intangible assets	177.0	163.4
Goodwill	381.9	375.5
Other assets	157.7	129.3

	$2,415.8	$2,378.4

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$362.8	$420.5
Deposits on contracts	133.9	189.1
Long-term debt due within one year	13.5	37.5
Future income taxes	50.1	50.4

	560.3	697.5
Liabilities of discontinued operations	18.9	40.5
Long-term debt	915.2	889.0
Long-term liabilities	121.4	73.7
Future income taxes	83.7	65.6

	1,699.5	1,766.3

Shareholders’ equity
Capital stock
Issued
(219,539,702 Common shares March 31, 2002 - 218,955,780)	190.0	186.8
Retained earnings	487.9	440.4
Currency translation adjustment	38.4	(15.1)

	716.3	612.1

	$2,415.8	$2,378.4